Exhibit 17.1

Robert W. Cook
119 Hunterdon Blvd.
Murray Hill, N.J. 07974

April 7, 2021

Kaiyo Nedd, MD
President & CEO
RenovaCare, Inc.
4 Becker Farm Road, Suite 105
Roseland, NJ 07068

Dear Kaiyo:

Re: Termination

I refer to the Employment Agreement between RenovaCare, Inc. and me dated June 15, 2020 (the "Agreement").

Based upon our recent discussions, email correspondence and the actions Harmel and you have taken in recent weeks, I have concluded that the Company is in violation of Section 2.1 of the Agreement, specifically that "the Employee shall have such responsibility and authority as is customarily possessed and exercisable by the 'Chief Financial Officer' and 'Corporate Secretary' of a corporation (the 'Executive Positions')…". Further, I have been prevented from carrying out a substantial number of those responsibilities listed in Exhibit 2.1 of the Agreement, which describes other executive and administrative duties consistent with the Executive Positions which I was reasonably expected to perform.

The violations noted above constitute a termination of my employment with the Company. Further, termination has occurred without the required notice as per Section 4.4 of the Agreement.

In accordance with Section 5.4 of the Agreement, I am entitled to compensation as a result of termination. Please prepare the documentation for execution as soon as possible.

Yours sincerely,

Robert W. Cook

Robert W. Cook

Cc: Harmel S. Rayat, Chairman of the Board